SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG ◆

◆   (ALSO ADMITTED IN ENGLAND & WALES)

*   (ALSO ADMITTED IN NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG —————— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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            July 9, 2024

Confidential

Ms. Inessa Kessman

Mr. Robert Littlepage

Ms. Marion Graham

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WeRide Inc. (CIK No. 0001867729)

Response to the Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form F-1 Confidentially Submitted on May 30, 2024

Dear Ms. Kessman, Mr. Littlepage, Ms. Graham and Mr. Kauten:

On behalf of our client, WeRide Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 26, 2024 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on May 30, 2024 (the “Amendment No. 2 to Draft Registration Statement”).

Securities and Exchange Commission

July 9, 2024

Concurrently with the submission of this letter, the Company is submitting its further revised draft registration statement on Form F-1 (the “Amendment No. 3 to Draft Registration Statement”) to the Commission for confidential review. The Company advises the Staff that the Company expects to file publicly the Registration Statement on or about July 26, 2024, and would appreciate receiving the Staff’s feedback on this submission before that in meeting the proposed timetable for the offering. The Company also confirms that it will publicly file the registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about August 12, 2024, commence the road show for the proposed offering on or about August 13, 2024, and request that the Staff declare the effectiveness of the Registration Statement on or about August 15, 2024. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Company has responded to the Staff’s comments by revising the Amendment No. 2 to Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Amendment No. 2 to Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 3 to Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 3 to Draft Registration Statement.

Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect developments since the last submission. The Company also intends to include its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2023 and June 30, 2024 in the subsequent submission or filing with the Commission when they become available.

Comments in Letter Dated June 26, 2024

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted May 30, 2024

Continued investment in technology, page 94

1. We note your disclosure on page F-20 that, “The Group determined that the expenditure on development activities incurred during the years presented did not meet the capitalization criteria, because, among others, the Group cannot demonstrate, at the time when the development expenditure was incurred, the development activities would generate probable future economic benefits.” Please include similar disclosure in your MD&A when discussing your investment in technology. Specifically discuss what you are developing and when you expect those development activities would generate probably future economic benefit.

Securities and Exchange Commission

July 9, 2024

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amendment No. 3 to Draft Registration Statement.

2. Given your material investment in the WeRide One platform, discuss the stage of development of the platform as of the date of the filing. Disclose when you expect to generate significant revenue and profit as it relates to the WeRide One platform.

In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98 of the Amendment No. 3 to Draft Registration Statement.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 96

3. We note your response to prior comment 3. Please consider presenting the statistical data in a tabular format for ease of understanding the trends between periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Amendment No. 3 to Draft Registration Statement.

4. As of the date of your filing, please disclose the value of unrecognized share-based compensation expenses and the period you expect to recognize that expense. We refer to disclosure on page 113 of your filing.

The Company respectfully advises the Staff that the Company undertakes to disclose the value of unrecognized share-based compensation expenses as of June 30, 2024 and the period it expects to recognize that expense once its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2024 become available.

Results of Operations, page 101

5. You state the decrease in robobuses sales from 2023 to 2022 was due to a challenging macroeconomic environment. Please discuss the challenging macroeconomic environment in the jurisdictions where you have sales. Discuss if this is a trend and whether you expect sales to increase or decrease in future periods.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Amendment No. 3 to Draft Registration Statement.

6. We note your response to our prior comment 6. Please quantify what portion of the increase in service revenue is a result of ADAS research and development services versus operational and technical support services. Discuss if you expect revenue from these services to continue to grow or decrease in future periods.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Amendment No. 3 to Draft Registration Statement.

Securities and Exchange Commission

July 9, 2024

7. When more than one factor contributes to an increase or decrease to a line item, please quantify each factor. In your current filing this should be done for research and development expenses, administrative expenses, and selling expenses.

In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Amendment No. 3 to Draft Registration Statement.

Liquidity and Capital Resources, page 108

8. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying that components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities.

In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Amendment No. 3 to Draft Registration Statement.

Consolidated Financial Statements

Consolidated Statements of Profit or Loss, page F-3

9. We are considering your response to prior comment 13 and may have additional comments.

The Company will respond to the Staff’s comments once they become available.

General

10. Prior comment 20 requested a detailed legal analysis regarding whether the Company and each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “Act”). The Company’s response did not address its subsidiaries. Accordingly, we are reissuing prior comment 20 with respect to the Company’s subsidiaries.

Section 3(a)(1)(A) of the Act defines an “investment company” to include an issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.

Because the Company (and each of its subsidiaries) does not hold itself out to be an investment company (as discussed in further detail below), the relevant consideration is whether the Company is engaged primarily in the business of investing, reinvesting, or trading in securities.

The determination of an issuer’s primary business engagement requires a fact-specific inquiry. Over the years, the SEC and the courts have developed a number of criteria to be used in determining whether a company is engaged primarily in a non-investment business. The relevant criteria are: (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the sources of its present income; and (v) the nature of its present assets (the “Tonopah Factors”).1

[1]	Tonopah Mining Co. of Nev., 26 S.E.C. 426, 427 (1947); Certain Prima Facie Inv. Cos., Investment Company Act Release No. IC-10937, 18 S.E.C. Docket 948 (1979).

Securities and Exchange Commission

July 9, 2024

The following sections analyze the application of the five Tonopah Factors to the Company’s business.

Historical Development. The historical development of the Company and its subsidiaries evidences that the Company, through its subsidiaries, is primarily engaged in the autonomous driving business.

•	2017: The Company commenced business, and started to conduct closed-course and open-road autonomous driving test.

•	2018: The Company launched regular L4 autonomous driving trial operation in Guangzhou, China, being one of China’s first L4 autonomous driving testings on open road.

•	2019: The Company completed autonomous driving test in Silicon Valley and launched world’s first open-to-public fare-charging robotaxi services.

•	2020: The Company obtained a driverless testing permit in China, developed and launched world’s first purpose built robobus for open roads.

•

2021: The Company obtained a driverless testing permit in the US and an online ride-hailing license in China, began commercial production of its robobus and launched a robovan for intra-city logistics.

•

2022: The Company commenced open-to-public driverless operation of its robobus, commenced commercial production and driverless operation of its robosweeper on open roads and entered into a strategic partnership with a leading Tier 1 supplier to the development of Advanced Driver Assistance Systems (ADAS) solutions.

•

2023: The Company further expanded its global autonomous driving footprint by obtaining autonomous driving permits in the UAE and Singapore. The Company commenced fare-charging services of its robobus in Guangzhou, China, and continued its scalable operation of robosweeper for city sanitation services.

•

2024: The Company successfully launched mass production of the ADAS solutions co-developed with the Tier 1 supplier. The solution is deployed on Cherry’s Exeed Sterra ES and ET models. The Company also launched a more compact robosweeper featuring a 400-liter tank capacity, which further enhances the Company’s robosweeper lineup.

The Company has now deployed autonomous driving vehicles and conducted autonomous driving R&D, tests and operations in over 30 cities of 7 countries around the world and has operated a self-driving robotaxi fleet for more than 1,600 days.

The Company has 393 issued patents and 627 pending patent applications globally as of December 31, 2023. The Company’s issued patents and patent applications cover its algorithms, embedded software, and a broad range of system level and component level aspects of autonomous technology.

Securities and Exchange Commission

July 9, 2024

Public Representations. The Company has never held itself out to the public (or to investors) as an investment company or as being primarily engaged in the business of investing, reinvestment or trading in securities. The Company and its subsidiaries have been organized for the purpose of, and since inception, the Company has always stated that its business purpose is the development and implementation of autonomous driving technology.

As noted in the Amendment No. 3 to Draft Registration Statement, the Company holds itself out as a global leader and a first mover in the autonomous driving industry that has achieved many first-of-its-kind milestones.

Similarly, the Company’s description of itself on its website states that:

•	The Company is a leading, commercial-stage global company that develops autonomous driving technologies from Level 2 to Level 4.

•	The Company is the only tech company in the world that holds autonomous driving permits in China, the US, the UAE and Singapore.

•	The Company is conducting autonomous driving R&D, tests and operations in over 30 cities of 7 countries around the world.

•	The Company has operated a self-driving fleet for more than 1,600 days.

The Company regularly provides press release updates regarding developments, achievements and key milestones related to the Company’s autonomous driving business.

Officers and Employees. The business activities of the officers and employees of the Company and its subsidiaries are and have historically been devoted almost exclusively to its business of autonomous driving technology. As of December 31, 2023, the Company (including its subsidiaries) had 718 employees, approximately 78% of whom are research and development staff, including engineers and autonomous driving scientists. As described in further detail in the Company’s response to Comment 18 below, three employees of the Company and its subsidiaries are responsible for managing the capital preservation investments of the Company and its subsidiaries. Two of such employees devote approximately 10% of their time to such activities on average, and the other employee devotes approximately 5% of such employee’s time to such activities.

Securities and Exchange Commission

July 9, 2024

Sources of the Company’s Income

For the fiscal year ended December 31, 2023 (the most recent fiscal period for which financial information is available), the Company had total revenue of approximately RMB402 million, total expense of approximately RMB1,944 million and a net operating loss of approximately RMB1,427 million. The Company’s net income derived from its investment in securities for the fiscal year ended December 31, 2023 was approximately RMB175 million. The Company’s income derived from its investment in securities consists of interest income and fair value changes of financial assets at fair value through profit or loss, and is not recorded in the total revenue according to accounting principles.

For the fiscal year ended December 31, 2023, all of the Company’s expenses were related to the Company’s primary business of autonomous driving. For the fiscal year ended December 31, 2023, none of the Company’s expenses related to its investments in securities.

The Company is a rapidly growing early stage company engaged in extensive research and development activities in the emerging field of autonomous driving. The nature of the Company’s revenue and expenses clearly demonstrates that the Company is, and would be understood by investors to be, primarily engaged in the business of autonomous driving. The Company’s commercial success is based on the successful development, implementation and operation of autonomous driving technology, and is independent of any interest generated by the Company’s capital preservation investments.

It is anticipated that investors in the Company will receive a return based on the revenue generated by the Company’s autonomous driving business and not based primarily on any interest earned on the Company’s investment securities holdings. No reasonable investor would invest in the Company for the purpose of obtaining exposure to the Company’s investment securities holdings, which (as discussed in further detail below) are almost exclusively capital preservation investments intended to preserve the value of the Company’s capital for its use in the Company’s autonomous driving business. Rather, the rationale for an investor to invest in the Company would be to invest in a leading innovator in autonomous driving technology.

Nature of Present Assets

See the Company’s response to Comment 11 below for a further discussion of the nature of the Company’s present assets.

The Company respectfully submits that the application of the Tonopah Factors evidences that the Company is not engaged primarily in the business of investing, reinvesting, or trading in securities but is engaged primarily in the business of autonomous driving.

11. Prior comment 21 requested a detailed legal analysis regarding whether the Company and each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Act. The Company’s response did not address its subsidiaries. Accordingly, we are reissuing prior comment 21 with respect to the Company’s subsidiaries.

Attached hereto as Appendix A is an organization chart showing each of the Company’s subsidiaries.

Securities and Exchange Commission

July 9, 2024

Attached hereto as Appendix B is an analysis of the Company (on a consolidated and unconsolidated basis) and each of its subsidiaries under the definition of “investment company” under Section 3(a)(1)(C), which defines “investment company” to include an issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

As set forth in further detail on Appendix B, as of December 31, 2023 (the most recent quarter end for which financial information is available), based solely on balance sheet assets, on an unconsolidated basis, approximately 47% of the Company’s total assets (exclusive of Government securities and cash items) consisted of investment securities (treating all of the Company’s time deposit holdings as investment securities). On a consolidated basis, based solely on balance sheet assets, as of December 31, 2023, approximately 73% of the Company’s total assets (exclusive of Government securities and cash items) consisted of investment securities (treating all of the Company’s time deposit holdings as investment securities).2

Although the Company fails to meet the 40% test under Section 3(a)(1)(C) based solely on balance sheet assets, the Company nonetheless does not meet the definition of investment company under the Act, by operation of Section 3(b)(1) of the Act. Section 3(b)(1) excludes from the definition of investment company “any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities.” The determination of whether a company is an investment company under Section 3(b)(1) focuses on the company’s “primary” business engagement. Consequently, determination under Section 3(b)(1) of the Act that an issuer is actually engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities should be controlling, and such a determination requires close consideration of a company’s “total activities of all sorts.”3

[2]

The foregoing analysis reflects the Company’s balance sheet assets. However, the intellectual property of the Company and its subsidiaries that forms the heart of the Company’s autonomous driving business is not reflected on its balance sheet but has significant value. The Company has obtained an independent third party valuation of such intellectual property. Such valuation and the composition of the Company’s assets inclusive of such independently valued intellectual property is discussed below under “—Independently Valued Intellectual Property.”

[3]

Siimes v. Giordano, Civ. No. 92-32, 1992 U.S. Dist. LEXIS 16235 (D.N.J. Oct. 8, 1992) at *16. The Siimes court found that a material question of fact existed as to the defendant’s status as an investment company and dismissed the plaintiff’s motion for partial summary judgment based on that issue. The court stated that it did “not agree that section [3(a)(1)(C)] established a bright-line 40% rule.” Id. The court explained that “[a]lthough the SEC may find that its enforcement efforts are enhanced by such an interpretation, the language of the statute itself clearly incorporates a 40% requirement and an ‘in the business’ requirement.” Id. The court was not persuaded that the “in the business requirement” is determined by a company’s subjective intent, explaining that “whether a company is or holds itself out to be ‘engaged primarily’ in investing entails more than an analysis of the company’s assets and a limited review of its statements.” Id. at *11, *16. The court stressed that a company’s “total activities of all sorts” must be considered. Id. at *11 (citing SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 27-30 (S.D.N.Y. 1968), aff’d, 435 F.2d 510 (2d Cir. 1970), and Dan River, Inc. v. Icahn, 701 F.2d 278, 291 n.14 (4th Cir. 1983)).

Securities and Exchange Commission

July 9, 2024

In SEC v. National Presto Industries, Inc., the Seventh Circuit applied the Tonopah Factors to determine if National Presto was an investment company and held that all of the factors, except the nature of its present assets, supported National Presto’s status as an operating company (as opposed to an investment company). The court rejected the assertion that the composition of a company’s assets is the “most important” of the Tonopah factors, observing that this position would turn the Section 3(b)(1) exclusion into “an odd statutory provision indeed. . . . Subsection (b)(1) has to be about considerations other than assets (or at least in addition to assets).” Rather, what is most important is whether the company’s “portfolio and activities [will] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”4

Nature and Purpose of Investment Securities Holdings. The nature and purpose of the Company’s investment securities holdings are consistent with the Company’s primary business of autonomous driving, which is a competitive and fast evolving industry, which requires the Company to maintain significant capital reserves to fund research and development expenditures to support the growth of its primary business. While a significant portion of the Company’s capital reserves are maintained in cash on hand and demand deposits, the Company also holds a portion of its capital reserves in time deposits in order to preserve the value of principal in furtherance of the Company’s primary business. The purpose of such holdings is to ensure the availability of capital for research and development expenditures in furtherance of the Company’s primary business of autonomous driving, and not to acquire or hold investment securities for speculative or investment purposes. When held for non-speculative purposes, the SEC and courts have stated that certain investments that may otherwise be considered investment securities may be treated as cash items, taking into account the purpose for which they are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the Company’s other assets, and any other special circumstances.5

As discussed in further detail in the Company’s response to Comment 16(c) all of the Company’s time deposits are short-term deposits with original maturities of less than one year, and as of June 30, 2024, all of the Company’s time deposits have remaining maturities of less than six months.

Independently Valued Intellectual Property. While the Company is aware of the SEC Staff’s historical position that only assets reflected on an issuer’s balance sheet should be used for purposes of the 40% test set forth in Section 3(a)(1)(C) of the 1940 Act, the Company notes that the definition of “investment company” found in Section 3 of the 1940 Act is not so limited and on its face requires an issuer to consider the value of all of its assets for purposes of determining its status as an investment company, regardless of whether accounting rules require or permit such assets to be included on the issuer’s balance sheet. In the application of the Tonopah Factors, the circuit court in National Presto recognized that “looking primarily at accounting assets has a potential to mislead.”

[4]

397 F. Supp. 2d 943 (N.D. Ill. 2005). See, also, Newmont Mining Corp., 36 S.E.C. 429 (1955) (finding that, under the facts presented, a company that was registered as an investment company had ceased to be one and was instead primarily engaged in mining operations through subsidiaries, even though more than 40% of its assets were in investment securities), and Am. Mfg. Co., 41 S.E.C. 415 (1963) (explaining that the “engaged primarily” analysis is a factual analysis).

[5]

See, e.g., Cf. Reves v. Ernst & Young, 494 U.S. 56, 66 (1990) (stating that, even with respect to a note, if it is exchanged to facilitate a commercial or consumer purpose, it is “less sensibly described” as a “security”); Certain Prima Facie Investment Companies, Investment Company Act. Rel. No. 10937 (Nov. 13, 1979) (stating that certificates of deposit may be treated as cash items, and not as securities, where purchased as an integral part of an operating business).

Securities and Exchange Commission

July 9, 2024

The Company’s balance sheet does not reflect the significant value of the intellectual property of the Company and its subsidiaries, which represents a key component of the Company’s primary business of autonomous driving. For example, as noted in the Company’s response to Comment 10, the Company has 393 issued patents and 627 pending patent applications globally, which cover its algorithms, embedded software, and a broad range of system level and component level aspects of autonomous technology. This intellectual property has been developed by the Company and its subsidiaries and therefore for accounting purposes is treated as internally developed intangible assets that do not appear on the Company’s balance sheet. The Company has obtained an independent third party valuation of the intellectual property held by the Company and its subsidiaries from a qualified asset evaluation firm with extensive experience valuing intellectual property such as that held by the Company and its subsidiaries. This valuation has been accepted and ratified by the Company’s board of directors. Based on this independent third party valuation, the fair value of the off balance sheet intellectual property owned by the Company and its subsidiaries was RMB[3.2] billion.

As set forth in further detail on Appendix B, as of December 31, 2023 (the most recent quarter end for which financial information is available), including such independently valued intellectual property assets, on an unconsolidated basis, approximately 7% of the Company’s total assets (exclusive of Government securities and cash items) consisted of investment securities (treating all of the Company’s time deposit holdings as investment securities). On a consolidated basis, including such independently valued intellectual property assets, as of December 31, 2023, approximately [40]% of the Company’s total assets (exclusive of Government securities and cash items) consisted of investment securities (treating all of the Company’s time deposit holdings as investment securities).

Conclusion. Based on the foregoing, the Company respectfully submits that the nature of the Company’s present assets, when considered together with the other Tonopah Factors as applied to the Company, as described in the Company’s response to Comment 11 above, support the conclusion that the Company is not primarily engaged in an investment company business but rather is primarily engaged in the business of autonomous driving and therefore is not an investment company by operation of Section 3(b) of the Act.

In addition, while the Company respectfully submits that it is not an investment company by operation of Section 3(b) of the Act, the Company also submits that it is excluded from the definition of investment company in reliance upon Rule 3a-8 under the Act, as summarized in its prior response letter and addressed in further detail in the Company’s responses to Comments 12 through 19 below.

Securities and Exchange Commission

July 9, 2024

12. Please identify the date on which the Company first believed that it was eligible to rely on Rule 3a-8 and the Company’s expectations with respect to future reliance on the rule. We note that The Commission has expressed the view that “an R&D company would not be expected to maintain perpetually a portfolio of investment securities.” See Certain Research and Development Companies, Investment Company Act Release No. 25835 (Nov. 26, 2002) [67 FR 71915] (Dec.3, 2002) at 71918.

The Company initially assessed its ability to rely on Rule 3a-8 in connection with its intention to conduct the proposed offering. However, since inception the Company has focused on research and development, commercialization and operation in the autonomous driving industry. In each year since its inception, the Company has incurred research and development expenses that represented a substantial percentage of its total expense for such fiscal year, as contemplated by paragraph (a)(1) of Rule 3a-8. Specifically, the following chart sets forth the Company’s research and development expenses for each year since its inception.

	R&D Expenses
Year	Amount	% of Total Expenses
2017	RMB52 million	56%
2018	RMB153 million	56%
2019	RMB252 million	65%
2020	RMB333 million	67%
2021	RMB443 million	68%
2022	RMB759 million	58%
2023	RMB1,058 million	54%

The Company acknowledges the Commission’s view that “an R&D company would not be expected to maintain perpetually a portfolio of investment securities.” The Company is a relatively young company operating in a competitive and rapidly evolving industry. The Company’s investment in research and development has allowed the Company to achieve the key milestones noted in the Company’s response to Comment 10 above and to become a global leader in autonomous driving. The maintenance of sufficient capital reserves and the preservation of the value of such capital reserves has been, and in the near term will be, necessary for the success of the Company’s business operations. In the near term, the Company expects research and development spending to remain of critical importance to stay ahead of its many competitors. However, over time, the profitability of the Company will depend on the Company successfully deploying its autonomous driving technologies at scale. For example, while there can be no assurance that the Company will achieve these objectives, the Company currently targets mass production of its robotaxi fleet in 2025 with scalable operations occurring in 2026. As the Company’s production and operations ramp up, the Company expects research and development expense as a percentage of total expenses and investment securities holdings as a percentage of total assets to decline.

Securities and Exchange Commission

July 9, 2024

13. With respect to the Company’s analysis under Rule 3a-(8)(a)(1), please provide a balance sheet for the last four fiscal quarters, identifying the relevant research and development expenses as a proportion of the Company’s total operating expenses. Also, identify with specificity the Company’s relevant research and development expenses for the last four fiscal quarters and provide a legal analysis of why, in the Company’s view, each such expense should be considered a research and development expense under Rule 3a-8(b)(9).

Attached as Appendix C, please find the Company’s unaudited consolidated balance sheet for each the last four fiscal quarters ending December 31, 2023 (the most recent quarter end for which financial information is available). During such period, the Company incurred research and development expenses as follows:

Q1 2023:	the Company incurred research and development expenses of approximately RMB201 million, which constituted approximately 67% of the Company’s total operating expenses of RMB301 million

Q2 2023:	the Company incurred research and development expenses of approximately RMB175 million, which constituted approximately 68% of the Company’s total operating expenses of RMB256 million

Q3 2023:	the Company incurred research and development expenses of approximately RMB436 million, which constituted approximately 59% of the Company’s total operating expenses of RMB736 million

Q4 2023:	the Company incurred research and development expenses of approximately RMB247 million, which constituted approximately 78% of the Company’s total operating expenses of RMB317 million.

Aggregate:	for the four fiscal quarters ended December 31, 2023 combined, the Company incurred research and development expenses of approximately RMB1,058 million, which constituted approximately 54% of the Company’s total operating expenses of RMB1,944 million.

Rule 3a-8 defines “research and development expenses” to mean “research and development costs as defined in FASB ASC Topic 730, Research and Development, as currently in effect or as it may be subsequently revised.”

The Company’s research and development expenses consist primarily of personnel-related expenses associated with engineering personnel and consultants responsible for the design, development and testing of the Company’s autonomous driving technology platform and autonomous driving vehicles, depreciation of equipment used in research and development and allocated overhead costs. As noted above in the Company’s response to Comment 10, approximately 78% of the employees of the Company and its subsidiaries are research and development staff, including engineers and autonomous driving scientists.

The Company has reviewed the research and development expenses for the four fiscal quarters ended December 31, 2023 and confirmed that such expenses constitute research and development costs as defined in FASB ASC Topic 730.

Securities and Exchange Commission

July 9, 2024

Accordingly, the Company meets the requirement of Rule 3a-8 that the Company’s research and development expenses are a substantial percentage of its total expenses.

14. With respect to the Company’s analysis under Rule 3a-8(a)(2), please provide an income statement for the last four fiscal quarters, identifying the Company’s net income derived from investments in securities as a proportion of the Company’s research and development expenses.

Attached as Appendix D, please find the Company’s unaudited consolidated income statement for each the last four fiscal quarters ending December 31, 2023 (the most recent quarter end for which financial information is available). During such period, the Company’s net income derived from investments in securities as a proportion of the Company’s research and development expenses was as follows:

Q1 2023:	net income from investments in securities was approximately RMB36 million, which was approximately 18% of the Company’s research and development expenses of approximately RMB201 million

Q2 2023:	net income from investments in securities was approximately RMB47 million, which was approximately 27% of the Company’s research and development expenses of approximately RMB175 million

Q3 2023:	net income from investments in securities was approximately RMB42 million, which was approximately 10% of the Company’s research and development expenses of approximately RMB436 million

Q4 2023:	net income from investments in securities was approximately RMB47 million, which was approximately 19% of the Company’s research and development expenses of approximately RMB247 million

Aggregate:	for the four fiscal quarters ended December 31, 2023, the Company’s net income from investments in securities was approximately RMB175 million, which was approximately 17% of the Company’s research and development expenses of approximately RMB1,058 million.

Accordingly, the Company meets the requirement of Rule 3a-8 that the Company’s net income derived from investments in securities does not exceed twice the amount of its research and development expenses.

Securities and Exchange Commission

July 9, 2024

15. With respect to the Company’s analysis under Rule 3a-8(a)(3), please provide the Company’s expenses for investment advisory and management activities, investment research and custody for the last four fiscal quarters.

For the four fiscal quarters ended December 31, 2023 (the most recent quarter end for which financial information is available), the Company incurred no expenses for investment advisory and management activities, investment research and custody.

Accordingly, the Company meets the requirement of Rule 3a-8 that the Company’s expenses for investment advisory and management activities, investment research and custody do not exceed five percent of its total expenses.

16. With respect to the Company’s analysis under Rule 3a-8(a)(4), please discuss whether the figure provided in the Company’s response—“[m]ore than 99.9% of the Company’s investments in securities are capital preservation”—reflects the number of the Company’s investments in capital preservation investments or percentage of the Company’s assets allocated to such investments. Also, we note that Rule 3a-8(b)(4) defines “capital preservation investment” as an investment that is made to conserve capital and liquidity until the funds are used in the issuer’s primary business or businesses. In the release adopting Rule 3a-8, the Commission indicated that it was adopting the definition of “capital preservation investment” as proposed, which indicated that capital preservation investments are liquid so that they can be readily sold to support the research and development company’s activities as necessary and present limited credit risk. See Certain Research and Development Companies, Investment Company Act Release No. 26077 (June 16, 2003) [68 FR 37045] [June 20, 2003], at 37048-49 (“Adopting Release”). The Adopting Release further states that: “…investments in equity or speculative debt would not meet the definition of capital preservation investments, but would be considered ‘other investments’ subject to the limits stated in the rule.” Id.

The figure provided in the Company’s prior response referred to the percentage of the total value of the Company’s investments in securities that was comprised of investments in capital preservation investments. Specifically, as of June 30, 2024, the Company and its subsidiaries held approximately US$[332,130,190] of securities, on a consolidated basis. Set forth on Appendix E is additional information regarding the investments in securities held by the Company and its subsidiaries on a consolidated basis as of June 30, 2024. As of June 30, 2024, the Company and its subsidiaries held time deposits totaling approximately US$331,147,489 (approximately 99.7% of the investment securities held by the Company and its subsidiaries) and a cash sweep account totaling approximately US$812,774 (approximately 0.24% of the investment securities holdings of the Company and its subsidiaries).

As of June 30, 2024, the Company and its subsidiaries held investments in securities other than time deposits and cash sweep accounts of approximately US$169,928, which constituted less than 0.05% of the investment securities held by the Company and its subsidiaries and less than 0.05% of the Company’s total assets (based solely on balance sheet assets).

Securities and Exchange Commission

July 9, 2024

(a) Please discuss in detail the Company’s investments in wealth management products managed by banks linked to bonds and explain specifically why the Company views these products to be capital preservation investments. In connection with that response, please address why the Company views these investments as presenting limited credit risk, whether the bonds are speculative in nature, the credit rating, if any, and any other factors relevant to the Company’s view that these securities constitute capital preservation securities.

As of June 30, 2024, none of the investment securities held by Company and its subsidiaries constituted wealth management products.

(b) Please discuss the terms of the time deposits, including whether the Company may exit from such positions early and, if so, whether such exit would be subject to early withdrawal penalties. Further, to the extent applicable, please explain in detail whether and how any such restrictions on withdrawal or the imposition of a withdrawal penalty would impact whether such investments constitute capital preservation securities.

The time deposits held by the Company and its subsidiaries are held with highly rated US, Chinese or global banks. See Appendix E for additional information regarding the Company’s time deposits. All of the Company’s time deposits may be withdrawn early. Penalty fees for early withdrawal are less than the interest earned on such time deposits and as a result the principal amount would not be adversely impacted by early withdrawal. As discussed in further detail in the Company’s response to Comment 16(c) below, all of the time deposits held by the Company and its subsidiaries are short-term time deposits. Accordingly, the Company believes these time deposits present limited credit risk, serve the purpose of preserving the Company’s capital for use in its primary business of autonomous driving and can be readily liquidated to support such business use.

(c) Please discuss the maturities of the wealth management products linked to bonds and time deposits in the context of the Company’s expected time horizon for their use in connection with the Company’s research and development activities.

The Company generally seeks to hold time deposits with laddered initial maturities of three to twelve months, and seeks to match the maturities of such time deposits with the Company’s expected capital needs in connection with its primary business of autonomous driving and research and development expenditures associated therewith. As of June 30, 2024, the Company and its subsidiaries held time deposits having remaining maturities of less than three months in an aggregate amount of approximately US$224,478,416 (or 68% of the total time deposit held by the Company and its subsidiaries). As of June 30, 2024, the Company and its subsidiaries held time deposits having remaining maturities of three to six months in an aggregate amount of approximately US$106,669,073 (or approximately 32% of the total time deposit held by the Company and its subsidiaries). As of June 30, 2024, the Company and its subsidiaries held no time deposits with remaining maturities greater than six months.

Securities and Exchange Commission

July 9, 2024

Accordingly, the Company meets the requirement of Rule 3a-8 that the its investments in securities are capital preservation investments, except that no more than 10 percent of the Company’s total assets may consist of other investments.

17. With respect to the Company’s analysis under Rule 3a-8(a)(5), the Company’s analysis of this requirement of the rule is conclusory and therefore does not allow the staff to assess the Company’s position. Please discuss in greater detail the Company’s view that it satisfies Rule 3a-8(a)(5).

Paragraph (a)(5) of Rule 3a-8 requires that the Company does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities. For a further discussion of the manner in which the Company has since inception held itself out as being engaged in the autonomous driving business and not the business of investing, reinvesting or trading in securities, see the Company’s response to Comment 10 above.

Paragraph (a)(5) of Rule 3a-8 also requires that the Company is not a “special situation investment company.” While “special situations investment company” is not defined in Rule 3a-8, the Proposing Release for Rule 3a-86 refers to the discussion of special situation investment companies in the Proposing Release for Rule 3a-1,7 which describes special situation investment companies as companies that “secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.” The Company operates its autonomous driving business through its subsidiaries and does not secure control of other companies for the purpose of profiting in the sale of such controlled companies, and is therefore not a special situations investment company.

18. With respect to the Company’s analysis under Rule 3a-8(a)(6), please identify the titles and/or approximate level of seniority of the employees that devote time to managing the Company’s capital preservation investments.

As noted in the Company’s prior response, three of the Company’s 718 employees are responsible for managing the Company’s capital preservation investments.

These employees are:

Title	Capital Preservation Investment Responsibilities	% of Time Devoted to Capital Preservation Investments
Chief Financial Officer	Supervises the general management of capital preservation investments	5%
Capital and tax manager	Manages the capital preservation investments in mainland China	10%
Overseas finance manager	Manages the capital preservation investment overseas	10%

[6]	Certain Research and Development Companies, Investment Company Act Release No. 25835 (Nov. 26, 2002).
[7]	Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 at nn. 19-20 & accompanying text (Nov. 13, 1979).

Securities and Exchange Commission

July 9, 2024

19. With respect to the Company’s analysis under Rule 3a-8(a)(7), please identify the date on which the Company’s board of directors adopted the written investment policy referred to in the Company’s prior response addressing Rule 3a-8(a)(7).

The Company adopted the written investment policy referred to in the prior response in connection with the Company’s evaluation of its proposed initial public offering and reliance on Rule 3a-8 in December 2023.

If you have any questions regarding the Amendment No. 3 to Draft Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Tony Han, Director and Chief Executive Officer, WeRide Inc.

Jennifer Li, Chief Financial Officer, WeRide Inc.

Yilin Xu Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen Lu, Partner, KPMG Huazhen LLP

Lily Liu, Partner, KPMG Huazhen LLP

Appendix A

WeRide Inc.
(Cayman)
100%
100%
100%
100%
WeRide Middle East General Trading Ltd
WeRide (Singapore) Pte. Ltd.
WeRide Corp (USA)
WeRide Hong Kong Ltd (HK)
outside mainland China
mainland China
100%
100%
100%
100%
10%
Changxing Wenyuan Zhixing Intelligent Technology Co., Ltd.
Dalian Wenyuan Zhixing Intelligent Technology Co., Ltd.
Beijing Jingqi Technology Co., Ltd.
Guangzhou Wenyuan Zhixing Technology Co., Ltd.
Wenyuan Yuexing (Guangdong) Chuxing Technology Co., Ltd.
69%
100%
100%
100%
100%
100%
100%
100%
100%
Guangzhou Wenyuan Zhixing Intelligent Logistics Co., Ltd.
Guangzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.
Zhengzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.
Guangzhou Anhu Chuxing Technology Co., Ltd.
Wuxi WeRide Intelligent Technology Co., Ltd.
Zhejiang Wenyuan Zhixing Intelligent Technology Co., Ltd.
Xi'an Wenyuan Zhixing Intelligent Technology Co., Ltd.
Guangzhou Jingqi Technology Co., Ltd.
100%
100%
Dongguan Wenyuan Zhixing Intelligent Technology Co., Ltd.
Guangzhou Wenyuan Zhixing Intelligent Operation Co., Ltd.
100%
100%
100%
100%
100%
100%
100%
Shanghai Wenyuan Zhixing Technology Co., Ltd.
Shanghai Wenyuan Zhixing Automobile Technology Co., Ltd.
Anqing Wenyuan Zhixing Technology Co., Ltd.
Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd.
Wenyuan Chuxing (Hubei) Technology Co., Ltd.
Wenyuan Suxing (Jiangsu) Technology Co., Ltd.
Wenyuan Jingxing (Beijing) Technology Co., Ltd.

Appendix B

Investment Company Act Calculations8

Investment Securities = Fair value of all securities held, excluding (i) U.S. government securities, (ii) U.S. registered money market funds9 and (iii) securities of majority owned subsidiaries that do not themselves hold investment securities having a value in excess of 40% of the adjusted total assets.

Adjusted Total Assets = Total assets, excluding (i) U.S. government securities, (ii) U.S. registered money market funds, and (iii) cash and cash items.

Legend

Excluded from Numerator and Denominator as a Cash Item

Investment Security Included in Numerator and Denominator10

Non-Investment Security Included in the Denominator and Excluded from the Numerator

[8]

Calculations are based on financial information on an unconsolidated basis (except as noted below) as of December 31, 2023. All amounts, including the ones set forth in the footnotes, are in thousands of RMB.

[9]	As of December 31, 2023, the Company did not own any U.S. registered money market funds.

WeRide, Inc. (Ultimate Holding Company) [On Consolidated Basis]

	Balance Sheet Assets Only	Including Independently Valued IP
Property and equipment	98,574	98,574

Right-of-use assets	51,658	51,658

Intangible assets	24,594	24,594

Goodwill	44,758	44,758

Restricted cash – non-current	1,575	1,575

Deferred tax assets	1,994	1,994

Other non-current assets	21,082	21,082

Inventories	218,220	218,220

Contract assets	82,826	82,826

Trade receivables	266,933	266,933

Prepayments and other receivables	181,435	181,435

Amounts due from related parties	38,018	38,018

Subscription receivables	43,924	43,924

Financial assets at FVTPL	317,042	317,042

Time deposits	2,550,279	2,550,279

Cash	1,661,152	1,661,152

Restricted cash – current	10,194	10,194

Independently Valued Intellectual Property	Excluded	3,195,090

A= Fair Value of Investment Securities	2,867,321	2,867,321

B= Adjusted Total Assets	3,941,337	7,136,427

A/B=	72.7%	40.2%

WeRide, Inc. (Ultimate Holding Company) [On Unconsolidated Basis]

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	8,756	8,059,474

Interests in majority-owned subsidiaries that do not meet 40% test	6,071,562	1,215,934

Cash Items and Government Securities	770,140	770,140

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	6,791,394	6,791,394

Other Intercompany Receivables	0	0

Operating Assets	63,382	63,382

Prepaid Assets and Other Assets	44,613	44,613

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	6,071,562	1,195,574

B= Adjusted Total Assets	12,979,707	16,174,797

A/B=	47%	7%

WeRide Middle East General Trading Ltd.

(wholly-owned subsidiary of WeRide Inc.)

Primary Business: Company’s business operations in Middle East.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	3,758	3,758

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	379	379

Prepaid Assets and Other Assets	177	177

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	556	556

A/B=	0%	0%

WeRide (Singapore) Pte. Ltd.

(wholly-owned subsidiary of WeRide Inc.)

Primary Business: Company’s business operations in Singapore.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	287	287

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	18	18

Prepaid Assets and Other Assets	4,138	4,138

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	4,155	4,155

A/B=	0%	0%

WeRide Corp.

(wholly-owned subsidiary of WeRide Inc.)

Primary Business: Overseas research and development center.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	49,272	49,272

Time Deposits	354,135	354,135

Other Investment Securities	317,042	317,042

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	214,796	214,796

Operating Assets	32,808	32,808

Prepaid Assets and Other Assets	169,352	169,352

Independently Valued Intellectual Property	Excluded	78,530

A= Fair Value of Investment Securities	885,973	885,973

B= Adjusted Total Assets	1,088,132	1,166,663

A/B=	81%	76%

WeRide Hong Kong Ltd.

(wholly-owned subsidiary of WeRide Inc.)

Primary Business: Intermediate holding company.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	2,434,818	5,551,378

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	4,221	4,221

Time Deposits	2,196,144	2,196,144

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	283,308	283,308

Other Intercompany Receivables	354	354

Operating Assets	14,165	14,165

Prepaid Assets and Other Assets	1,147	1,147

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	2,196,498	2,196,498

B= Adjusted Total Assets	4,929,936	8,046,496

A/B=	45%	27%

Changxing Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of WeRide Inc.)

Primary Business: Operating entity for city services in Changxing.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	200	200

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	0	0

Prepaid Assets and Other Assets	100	100

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	100	100

A/B=	0%	0%

Dalian Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of WeRide Inc.)

Primary Business: Operating entity for city services and minibus business in Dalian.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	14,955	14,955

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	15,864	15,864

Prepaid Assets and Other Assets	5,068	5,068

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	20,922	20,932

A/B=	0%	0%

Beijing Jingqi Technology Co., Ltd.

(wholly-owned subsidiary of WeRide Inc.)

Primary Business: Currently no business operation.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	1	1

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	0	0

Prepaid Assets and Other Assets	0	0

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	0	0

A/B=	N/A	N/A

Guangzhou Wenyuan Zhixing Technology Co., Ltd.

(wholly-owned subsidiary of WeRide Inc.)

Primary Business: Company’s primary operating entity in China.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	97,818	684,929

Interests in majority-owned subsidiaries that do not meet 40% test	330,604	2,394

Cash Items and Government Securities	703,969	703,969

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	542,697	542,697

Other Intercompany Receivables	0	0

Operating Assets	368,466	368,466

Prepaid Assets and Other Assets	355,075	355,075

Independently Valued Intellectual Property	Excluded	2,857,660

A= Fair Value of Investment Securities	330,604	2,394

B= Adjusted Total Assets	1,694,661	4,811,221

A/B=	20%	0%

Guangzhou Wenyuan Zhixing Intelligent Logistics Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Operating entity for logistics business.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	567	567

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	759	759

Prepaid Assets and Other Assets	1,363	1,363

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	2,122	2,122

A/B=	0%	0%

Guangzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Operating entity for city services in Guangzhou.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	9,682	9,682

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	452	452

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	600	600

Other Intercompany Receivables	352	352

Operating Assets	8	8

Prepaid Assets and Other Assets	284	284

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	352	352

B= Adjusted Total Assets	10,927	10,927

A/B=	3%	3%

Zhengzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Currently no business operation.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	183	183

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	219	219

Operating Assets	27	27

Prepaid Assets and Other Assets	2	2

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	219	219

B= Adjusted Total Assets	248	248

A/B=	88%	88%

Guangzhou Anhu Chuxing Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Safety inspectors supporting center.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	1,109	1,109

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	339	339

Operating Assets	272	272

Prepaid Assets and Other Assets	0	0

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	339	339

B= Adjusted Total Assets	611	611

A/B=	56%	56%

Wuxi WeRide Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Operating entity for minibus business in Wuxi.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	4,231	4,231

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	3,433	3,433

Operating Assets	52,276	52,276

Prepaid Assets and Other Assets	23,809	23,809

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	3,433	3,433

B= Adjusted Total Assets	79,518	79,518

A/B=	4%	4%

Zhejiang Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Currently no business operation.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	1	1

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	0	0

Prepaid Assets and Other Assets	0	0

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	0	0

A/B=	N/A	N/A

Xi’an Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Currently no business operation.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	0	0

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	0	0

Prepaid Assets and Other Assets	0	0

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	0	0

A/B=	N/A	N/A

Guangzhou Jingqi Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Research and development center.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	49,215	129,975

Interests in majority-owned subsidiaries that do not meet 40% test	192,237	192,237

Cash Items and Government Securities	5,907	5,907

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	78,237	78,237

Other Intercompany Receivables	616	616

Operating Assets	1,074	1,074

Prepaid Assets and Other Assets	925	925

Independently Valued Intellectual Property	Excluded	178,140

A= Fair Value of Investment Securities	192,853	192,853

B= Adjusted Total Assets	322,304	581,204

A/B=	60%	33%

Dongguan Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.)

Primary Business: Operating entity for city services in Dongguan.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	3,270	3,270

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	0	0

Prepaid Assets and Other Assets	1,117	1,117

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	1,117	1,117

A/B=	0%	0%

Guangzhou Wenyuan Zhixing Intelligent Operation Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.)

Primary Business: Operating entity for city services in Guangzhou.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	565	565

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	2,719	2,719

Prepaid Assets and Other Assets	2,012	2,012

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	4,731	4,731

A/B=	0%	0%

Shanghai Wenyuan Zhixing Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Currently no business operation.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	0	0

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	0	0

Prepaid Assets and Other Assets	0	0

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	0	0

A/B=	N/A	N/A

Shanghai Wenyuan Zhixing Automobile Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Research and development center in Shanghai.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	2,885	2,885

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	4,717	4,717

Operating Assets	577	577

Prepaid Assets and Other Assets	5,240	5,240

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	4,717	4,717

B= Adjusted Total Assets	10,533	10,533

A/B=	45%	45%

Anqing Wenyuan Zhixing Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Previous entity for research and development center, to be terminated.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	226	226

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	101	101

Prepaid Assets and Other Assets	1	1

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	102	102

A/B=	0%	0%

Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Business operation and research and development center in Shenzhen.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	3,207	3,207

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	5,286	5,286

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	936	936

Operating Assets	7,594	7,594

Prepaid Assets and Other Assets	12,675	12,675

Independently Valued Intellectual Property	Excluded	54,970

A= Fair Value of Investment Securities	936	936

B= Adjusted Total Assets	24,412	79,382

A/B=	4%	1%

Wenyuan Chuxing (Hubei) Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Research and development center in Hubei.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	59	59

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	212	212

Operating Assets	49	49

Prepaid Assets and Other Assets	869	869

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	212	212

B= Adjusted Total Assets	1,129	1,129

A/B=	19%	0%

Wenyuan Suxing (Jiangsu) Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Business operation in Jiangsu.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	14,223	14,223

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	6	6

Operating Assets	3,023	3,023

Prepaid Assets and Other Assets	748	748

Independently Valued Intellectual Property	Excluded	25,790

A= Fair Value of Investment Securities	6	6

B= Adjusted Total Assets	3,778	29,567

A/B=	0%	0%

Wenyuan Jingxing (Beijing) Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Business operation and research and development center in Beijing.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	4,052	4,052

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	8,481	8,481

Operating Assets	7	7

Prepaid Assets and Other Assets	12,297	12,297

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	8,481	8,481

B= Adjusted Total Assets	20,785	20,785

A/B=	41%	41%

Wenyuan Yuexing (Guangdong) Chuxing Technology Co., Ltd.

(majority-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Operating entity for taxi business.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	71,332	71,332

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	41,270	41,270

Operating Assets	12,517	12,517

Prepaid Assets and Other Assets	28,862	28,862

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	41,270	41,270

B= Adjusted Total Assets	82,649	82,649

A/B=	50%	50%

Appendix C

The following sets forth the unaudited financial data of the Company as of the dates presented. This financial data has not been audited, reviewed, compiled, or applied with any agreed-upon procedures. The unaudited financial data as of the dates presented may not be indicative of its financial results for future interim periods.

	As of December 31, 2022	As of March 31, 2023	As of June 30, 2023	As of September 30, 2023	As of December 31, 2023
	(RMB in thousands)
ASSETS
Current assets:
Inventories	156,006	158,624	184,743	194,606	218,220
Contract assets	92,597	130,468	100,478	113,342	82,826
Trade receivables	236,390	147,426	232,221	220,636	266,933
Prepayments, deposits and other receivables	74,458	92,997	122,834	202,905	192,530
Amounts due from related parties	3,122	192	16,689	17,633	26,924
Financial assets measured at FVTPL	1,218,524	1,065,072	1,119,755	692,445	317,042
Time deposits	1,057,292	2,079,700	1,820,993	2,562,945	2,550,279
Cash and cash equivalents	2,233,691	1,257,320	1,659,970	1,169,036	1,661,152
Restricted cash – current	1,393	1,374	1,445	10,159	10,194
Subscription receivables	—	—	49,772	44,526	43,924

Total current assets	5,073,473	4,933,174	5,308,898	5,228,234	5,370,024
Non-current assets:
Property and equipment	113,878	105,561	102,329	100,573	98,574
Right-of-use assets	64,410	55,694	68,555	59,442	51,658
Intangible assets	28,603	27,523	26,578	25,496	24,594
Goodwill	44,758	44,758	44,758	44,758	44,758
Restricted cash – non-current	11,004	10,857	11,417	1,575	1,575
Deferred tax assets	2,992	2,743	2,493	2,244	1,994
Other non-current assets	46,273	48,175	32,279	30,300	21,082
Total non-current assets	311,919	295,310	288,409	264,388	244,236

Total assets	5,385,392	5,228,484	5,597,308	5,492,622	5,614,260

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Trade payables	(11,505)	(10,095)	(13,831)	(37,433)	(16,962)
Other payables, deposits received and accrued expenses	(217,195)	(183,947)	(206,525)	(191,671)	(271,308)
Contract liabilities	(4,200)	(4,200)	(13)	(1,434)	(12,498)
Lease liabilities – current	(32,009)	(31,179)	(38,288)	(31,536)	(31,098)
Amounts due to related parties	(24,832)	(27,430)	(52,145)	(51,822)	(77,827)
Income taxes payable	—	(1,858)	(2,677)	—	—
Financial liabilities measured at FVTPL	(72,112)	(104,253)	—	—	—

Total current liabilities	(361,854)	(362,962)	(313,479)	(313,896)	(409,693)

	As of December 31, 2022	As of March 31, 2023	As of June 30, 2023	As of September 30, 2023	As of December 31, 2023
	(RMB in thousands)
Non-current liabilities:
Lease liabilities – non-current	(35,864)	(28,893)	(32,395)	(26,079)	(22,309)
Preferred shares and other financial instruments subject to redemption and other preferential rights	(7,017,554)	(7,107,320)	(7,783,576)	(7,876,517)	(8,181,722)
Put option liabilities	(39,812)	(39,968)	(40,127)	(40,288)	(40,449)
Deferred tax liabilities	(6,481)	(6,232)	(5,982)	(5,733)	(5,483)
Other non-current liabilities	(5,943)	(5,943)	(6,318)	(5,222)	(6,522)

Total non-current liabilities	(7,105,654)	(7,188,355)	(7,868,397)	(7,953,837)	(8,256,485)

Total liabilities	(7,467,507)	(7,551,317)	(8,181,876)	(8,267,734)	(8,666,178)

Shareholders’ deficits:
Ordinary shares	(8)	(8)	(8)	(8)	(8)
Series Seed-1 Preferred Shares	(5)	(5)	(5)	(5)	(5)
Series Seed-2 Preferred Shares	(4)	(4)	(4)	(4)	(4)
Series A Preferred Shares	(6)	(6)	(6)	(6)	(6)
Share premium	(1,061,571)	(1,064,880)	(1,103,146)	(1,160,067)	(1,104,120)
Reserves	(1,140,634)	(1,329,457)	(1,352,389)	(1,953,783)	(2,110,150)
Accumulated losses	4,132,674	4,565,525	4,888,457	5,737,316	6,114,542
Treasury shares	151,668	151,668	151,668	151,668	151,668

Total shareholders’ deficits	2,082,116	2,322,833	2,584,569	2,775,111	3,051,918

Total liabilities and shareholders’ deficits	(5,385,392)	(5,228,484)	(5,597,308)	(5,492,622)	(5,614,260)

Appendix D

The following sets forth the unaudited financial data of the Company for the periods presented. This financial data has not been audited, reviewed, compiled, or applied with any agreed-upon procedures. The unaudited financial data for the periods presented may not be indicative of its financial results for future interim periods.

	For the Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(RMB in thousands)
Revenue	(62,374)	(120,494)	(74,315)	(144,660)
Cost of revenue	38,220	60,675	55,185	64,288

Gross profit	(24,154)	(59,819)	(19,131)	(80,372)
Other net income	(5,944)	(7,647)	(276)	(1,882)
Net foreign exchange (loss)/gain	(2,573)	(2,726)	(1,435)	(318)
Interest income	(23,979)	(35,454)	(30,542)	(42,067)
Research and development expenses	201,453	174,668	435,743	246,533
Administrative expenses	111,465	105,636	311,300	96,968
Selling expenses	7,891	6,729	15,467	11,361
Impairment loss on receivables and contract assets	12,313	15,683	5,863	6,358

Operating loss	276,471	197,070	716,989	236,581
Fair value changes of financial assets measured at fair value through profit or loss (“FVTPL”)	(13,475)	(12,389)	(11,699)	(5,397)
Other finance costs	871	913	906	800
Inducement charges of warrants	—	—	—	—
Fair value changes of financial liabilities measured at FVTPL	337	4,212	—	—
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	134,032	132,488	142,321	145,207

Loss before taxation	398,235	322,294	848,517	377,191
Income tax	1,850	715	287	14

Loss for the period	400,085	323,009	848,804	377,204
Deemed distribution to a preferred shareholder	32,765	—	—	—

Loss attributable to ordinary equity shareholders of the Company	432,851	323,009	848,804	377,204
Other comprehensive (loss) /income for the year (net of nil tax):	—	—	—	—
Items that will not be reclassified to profit or loss:	—	—	—	—
- Exchange differences on translation of financial statements of foreign operations	(51,114)	194,980	(38,422)	(32,121)

Total comprehensive loss for the year	348,971	517,989	810,382	345,084
Deemed distribution to a preferred shareholder	32,765	—	—	—

Total comprehensive loss for the period attributable to equity shareholders of the Company	381,737	517,989	810,382	345,084

Appendix E

Type of Investment	Amount		% of Total Investment Securities	Bank	Rating of Bank	Original Maturity	Remaining Maturity	Capital Preservation Investment
Cash Sweep Account	US$	812,774	0.2%	United States Bank	N/A	N/A	N/A	Yes
Time Deposit	US$	54,478,416	16.4%	Chinese Bank	Baa3	3 months	Less than 3 months	Yes
Time Deposit	US$	70,000,000	21.1%	Chinese Bank	A1	3 months	Less than 3 months	Yes
Time Deposit	US$	100,000,000	30.1%	United States Bank	Aa2	12 months	Less than 3 months	Yes
Time Deposit	US$	56,669,073	17.1%	Global Bank	A3	6 months	3-6 months	Yes
Time Deposit	US$	50,000,000	15.1%	Global Bank	A3	12 months	3-6 months	Yes
U.S. Equities	US$	169,928	0.1%	N/A	N/A	N/A	N/A	No